UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13G/A

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)

                                    THE GAP, INC.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)


                                     364760-10-8
                                    (CUSIP Number)

Check the following box if fee is being paid with this statement___.

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1.   NAMES OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Doris F. Fisher
                    ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a)  Not applicable
               (b)  Not applicable

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER        0

6. SHARED VOTING POWER 33,607,091 (owned jointly with reporting person's husband, Donald G. Fisher, who is filing a separate Schedule 13G/A)

7.   SOLE DISPOSITIVE POWER   0

8. SHARED DISPOSITIVE POWER 33,607,091 (owned jointly with reporting person's husband, Donald G. Fisher, who is filing a separate Schedule 13G/A)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    33,607,091

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                    X (See Attachment A)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    23.11%

     This Amended Schedule 13G is to correct a typographical error in the percentage of Doris Fisher's ownership. The original filing reported ownership of 23.07%.


12.  TYPE OF REPORTING PERSON

                    IN

Item 1(a)      Name of Issuer:  The Gap, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               One Harrison Street, San Francisco, CA  94105

Item 2(a)      Name of Person Filing:  Doris F. Fisher

Item 2(b)      Address of Principal Business Office or, if none, Residence:

               One Harrison Street, San Francisco, CA  94105

Item 2(c)      Citizenship:  U.S.A.

Item 2(d)      Title of Class of Securities:  Common Stock

Item 2(e)      CUSIP Number:  364760-10-8

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                                        N/A

Item 4         Ownership

               (a)  Amount Beneficially Owned:    33,607,091

               (b)  Percent of Class:             23.11% (Please see section
                                                          11 above)

               (c)  Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote

                                             0

                   (ii) shared power to vote or to direct the vote

                                             33,607,091

                   (iii) sole power to dispose or to direct the disposition of
                                             0

                   (iv)  shared power to dispose or to direct the disposition of

                                             33,607,091

Item 5         Ownership of Five Percent or Less of a Class

                         N/A

Item 6         Ownership of More than Five Percent on Behalf of Another Person

                              N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                              N/A

Item 8         Identification and Classification of Members of the Group

                              N/A

Item 9         Notice of Dissolution of Group          N/A

Item 10        Certification  N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          March 6, 1995
          Date

          /S/ Doris F. Fisher
          Signature

          Doris F. Fisher
          Name/Title